UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:
X	Schedule A
Schedules B and C

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Hi-Tech Industries Inc.	March 31, 2003	2003/09/25
ISSUER'S ADDRESS
1096 West 10th Avenue
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver BC	V6H 1H8	(604) 734-8300	(604) 733-5400
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Roger Rached	President	(604) 733-5400
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@ihiintl.com or info@ihi.ca	www.ihiintl.com or www.ihi.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Owen A. Anderson	Owen A. Anderson	2003/09/25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Thomas Po	Thomas Po	2003/09/25
FIN 51-901f Rev. 2000/12/19

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INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(As Restated - Note 2)

(Unaudited - see Notice to Reader)

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MORGAN & COMPANY
Chartered Accountants

NOTICE TO READER

We have compiled the restated consolidated balance sheet of International Hi-Tech Industries Inc. as at March 31, 2003 and the restated consolidated statements of operations and deficit, and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
September 8, 2003

/s/ Morgan & Company
Chartered Accountants

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INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

(As Restated - Note 2)

(Unaudited - see Notice to Reader)

	MARCH 31	DECEMBER 31
	2003	2002
	(Restated)	(Restated)
ASSETS
Current
Cash and cash equivalents	$7,732,984	$10,391,716
Restricted cash (Note 3)	210,786	275,463
Accounts receivable	70,645	92,691
Notes receivable and accrued interest (Note 4)	1,766,090	1,874,815
Prepaid expense	290,281	335,711
	10,070,786	12,970,396
Capital Assets (Note 5)	6,680,560	6,825,849
Real Estate (Note 6)	20,290,950	19,928,903
Deferred Project Development Costs	4,640,726	4,638,737
	$41,683,022	$44,363,885
LIABILITIES
Current
Accounts payable and accrued liabilities	$422,470	$435,750
Accrued interest payable	269,055	243,341
Preferred share dividends payable	64,575	68,391
Current portion of loans payable (Note 7)	424,726	442,461
Mortgage payable (Note 8)	-	1,868,000
Current portion of long term debt (Note 9)	1,293,183	1,281,569
	2,474,009	4,339,512
Deposits Received Related To Joint Venture Option Agreements	12,097,082	10,256,168
Long Term Debt (Note 9)	1,283,963	1,445,660
Minority Interest	-	-
	15,855,054	16,041,340
Contingencies (Note 13)
SHAREHOLDERS' EQUITY
Share Capital (Note 10)	55,586,614	55,586,614
Contributed Surplus	305,000	305,000
Minority Interest Deficit Relating To Dividends (Note 16(d))	(1,039,910)	(21,882)
Deficit	(29,023,736)	(27,547,187)
	25,827,968	28,322,545
	$41,683,022	$44,363,885

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INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(As Restated - Note 2)

(Unaudited - see Notice to Reader)

	THREE MONTHS ENDED
	MARCH 31
	2003	2002
	(Restated)	(Restated)
Revenue
Other income	$85,425	$35,201
Expenses
Audit and accounting	30,606	39,627
Capital taxes	-	-
Consulting fees	70,771	10,613
Depreciation and amortization	347,368	350,975
Directors' and officers' fees	36,000	21,611
Finders', loan guarantee and commitment fees	156,085	28,439
General expense	63,907	57,581
Legal	33,135	52,942
Insurance	13,837	8,403
Interest and foreign exchange	434,403	258,246
Investor relations	6,833	-
Product representation costs	41,773	43,778
Telephone, fax and cellular	5,130	2,546
Office rent	19,500	19,500
Promotion and presentation	5,670	1,200
Property taxes	8,979	2,426
Repairs and maintenance	18,347	8,392
Travel and business promotion	85,774	45,875
Transfer agent and filing fees	5,443	2,669
Wages and benefits	113,838	98,110
	1,497,399	1,052,933
Loss For The Period	(1,411,974)	(1,017,732)
Deficit, Beginning Of Period	(27,547,187)	(25,052,077)
	(28,959,161)	(26,069,809)
Preferred Share Dividends	(64,575)	(167,334)
Deficit, End Of Period	$(29,023,736)	$(26,237,143)
Loss Per Share	$(0.01)	$(0.01)

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INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(As Restated - Note 2)

(Unaudited - see Notice to Reader)

	THREE MONTHS ENDED
	MARCH 31
	2003	2002
	(Restated)	(Restated)
Cash Flows From Operating Activities
Loss for the period	$(1,411,974)	$(1,017,732)
Adjustments for:
Depreciation and amortization	347,368	350,975
Minority income in loss of subsidiary	-	-
	(1,064,606)	(666,757)
Changes in non-cash working capital items:
(Increase) Decrease in restricted cash	-	200,000
(Increase) Decrease in receivables	22,046	2,441
(Increase) Decrease in notes receivable and accrued interest	108,725	(30,472)
(Increase) Decrease in prepaids	45,430	67,636
Increase (Decrease) in accounts payable and accrued liabilities	(13,280)	199,141
Increase (Decrease) in accrued interest payable	25,714	-
Increase (Decrease) in preferred share dividend payable	(3,816)	(3,624)
	184,819	435,122
Cash Flows From Operating Activities	(879,787)	(231,635)
Cash Flows From Financing Activities
Dividends paid	(64,575)	(167,334)
Dividends paid by subsidiary to minority shareholders in excess of minority interest (Note 16(d))	(1,018,028)	-
Increase (Decrease) in loans payable	(17,735)	-
Increase (Decrease) in mortgage payable	(1,868,000)	835,953
Increase (Decrease) in long term debt	(150,083)	(185,419)
Cash deposits received related to joint venture option agreements	1,840,914	-
Cash Flows From Financing Activities	(1,277,507)	483,200
Cash Flows From Investing Activities
Capital assets	(202,079)	(391,306)
Real estate	(362,047)	(279,334)
Project development costs	(1,989)	(321)
Cash Flows From Investing Activities	(566,115)	(670,961)
Net Increase (Decrease) In Cash And Cash Equivalents	(2,723,409)	(419,396)
Cash And Cash Equivalents, Beginning Of Period	10,667,179	2,277,267
Cash And Cash Equivalents, End Of Period	$7,943,770	$1,857,871
Cash And Cash Equivalents Are Comprised Of:
Cash on hand and balances with banks	$780,238	$599,278
Restricted cash	210,786	222,331
Short term investments	6,952,746	1,036,262
	$7,943,770	$1,857,871

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INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(As Restated - Note 2)

(Unaudited - see Notice to Reader)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended March 31, 2002, the Company issued 1,751,750 common shares on the conversion of 2,275,000 Series 2 Class A preferred shares.

During the period ended March 31, 2003, the Company issued 237,160 common shares on the conversion of 308,000 Series 3 Class A preferred shares.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of International Hi-Tech Industries Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Restatement of Consolidated Financial Statements

The Company's consolidated financial statements for the year ended December 31, 2002, and for the three month periods ended March 31, 2003 and 2002, have been restated from the amounts previously reported to give effect to the adjustments described in Note 16.

b) Consolidation

These financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned) and IHI Construction Ltd. (100% owned).

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

d) Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Project Development Costs

The Company is deferring all architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program to be amortized against related revenues when production commences.

f) Depreciation and Amortization of Capital Assets

Automotive	30% declining balance method
Office furniture and equipment	20% declining balance method
Computer equipment	30% declining balance method
Other machinery and equipment	20% declining balance method
Patent application costs	on a straight line basis over ten years once a patent is secured
License rights	on a straight line basis over ten years
Paving	8% declining balance method

g) Non-Monetary Transactions

Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

h) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 9(d)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

j) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of its joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company includes its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

k) Revenue Recognition

Deposits relating to memorandums of understanding which have been cancelled by the Company, in accordance with the terms of the memorandums of understanding, are recorded as revenue in the period that the notice of cancellation is issued.

l) Foreign Currency Translation

Effective January 1, 2001, the Company adopted amended CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign currency translation gains and losses on long term monetary items with a fixed or ascertainable life. All exchange gains and losses on long term monetary items are now included in income. There were no unamortized foreign exchange losses on long term debt as at December 31, 2000 and, consequently, no adjustment to opening deficit was necessary.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Foreign Currency Translation (Continued)

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

m) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The exercise of outstanding stock options and warrants would be anti-dilutive.

Effective January 1, 2002, the Company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. This has not impacted the financial statements.

n) Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, the following differences in the measurement of income, results of operations and shareholders' equity would have resulted:

A) Technology development costs would have been charged to expense as incurred, not capitalized on the balance sheet.

B) The 18,432,214 escrowed shares would not be included in the calculation of loss per share.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

n) Basis of Presentation (Continued)

C) The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No., "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under United States GAAP is the fair value accounting provided for under SFAS Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123), which requires the use of option valuation models. Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions :

	MARCH 31	MARCH 31
	2003	2002
Risk-free interest rate	Not applicable	Not applicable
Dividends for the year	None	None
Volatility factor of the expected life of the Company's common stock	Not applicable	Not applicable
Weighted average expected life of the option	0.52 years	1.35 years

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

n) Basis of Presentation (Continued)

As such, these financial statements would be changed as follows:

Consolidated Statement of Operations and Deficit:

	MARCH 31	MARCH 31
	2003	2002
	(Restated)	(Restated)
Loss for the period as shown on the financial statements	$(1,411,974)	$(1,017,732)
Increase in loss resulting from charging technology development costs to expense	(1,989)	(321)
Loss according to generally accepted accounting principles in the U.S.	(1,413,963)	(1,018,053)
Accumulated deficit, beginning of period, according to generally accepted accounting principles in the U.S.	(32,185,924)	(29,656,404)
	(33,599,887)	(30,674,457)
Preferred share dividends	(64,575)	(167,334)
Accumulated deficit, end of period, according to generally accepted accounting principles in the U.S.	$(33,664,462)	$(30,841,791)
Loss per share - U.S. GAAP	$(0.02)	$(0.02)
Weighted average number of shares outstanding - U.S. GAAP	83,689,924	45,901,401

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

n) Basis of Presentation (Continued)

Consolidated Balance Sheet:

	2003	2002
	(Restated)	(Restated)
Technology development costs as shown on the balance sheet	$4,640,726	$4,638,737
Change as a result of (A) above Reverse capitalization of technology development costs	(4,640,726)	(4,638,737)
Technology development costs according to generally accepted accounting principles in the U.S.	$-	$-
Accumulated deficit as shown on the balance sheet	$(29,023,736)	$(27,547,187)
Change as a result of (A) above
Charge technology development costs of expense	(4,640,726)	(4,638,737)
Accumulated deficit according to generally accepted accounting principles in the U.S.	$(33,664,462)	$(32,185,924)

Consolidated Statement of Stockholders' Equity:

Total
(Restated)
Balance, March 31, 2002, as shown on the consolidated financial statements
Common share capital	$53,823,811
Preferred share capital	1,762,803
Contributed surplus	305,000
Minority interest deficit relating to dividends (Note 16(d))	(1,039,910)
Accumulated deficit	(29,023,736)
25,827,968
Increase in accumulated deficit due to charging technology development costs to expense	(4,640,726)
Balance, March 31, 2003, according to generally accepted accounting principles in the U.S.	$21,187,242

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's pro forma information pursuant to SFAS 123 is as follows:

Description of Stock Option Plan

In accordance with the policies of the TSX Venture Exchange the Company may grant stock options to directors, senior officers, employees or contractors in consideration of their providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

	MARCH 31	MARCH 31
	2003	2002
	(Restated)	(Restated)
Pro-forma net loss - Canadian GAAP	$(1,411,974)	$(1,017,732)
Pro-forma net loss per common share - Canadian GAAP	$(0.01)	$(0.01)
Pro-forma net loss - US GAAP	$(1,413,974)	$(1,018,053)
Pro-forma net loss per common share - US GAAP	$(0.02)	$(0.02)

3. RESTRICTED CASH

As a condition of the Series 3 Preferred Share Offering, the Company agreed to deposit with its trust company sufficient funds from the subscription proceeds to fund the dividends payable for a two year period.

4. NOTES RECEIVABLE

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are secured by issuer's license rights to the Company's building technology.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

5. CAPITAL ASSETS

	MARCH 31	DECEMBER 31
	2003	2002
Automotive	$143,226	$143,226
Office furniture and equipment	296,056	296,056
Computer equipment	152,866	149,181
Other machinery and equipment	7,778,935	7,584,265
Patent application costs	2,432,430	2,432,430
License rights	200,000	200,000
Paving	37,232	33,508
	11,040,745	10,838,666
Accumulated depreciation and amortization	4,360,185	4,012,817
	$6,680,560	$6,825,849

Capital assets include other machinery and equipment acquired under capital lease with an original cost of $2,667,416 (2002 - $2,667,416). Accumulated amortization provided on this other machinery and equipment totalled $1,269,744 (2002 - $1,156,419).

6. REAL ESTATE

	MARCH 31	DECEMBER 31
	2003	2002
Speen Road properties, Surrey
Land and building	$836,980	$836,980
Hopcott Road property, Delta
Land	1,356,527	1,356,527
Site preparation and excavation	1,615,149	1,615,149
Construction and design costs	14,649,038	14,438,891
Construction financing	857,206	857,206
Construction permits	272,579	272,579
Other properties
Land	703,471	551,571
	$20,290,950	$19,928,903

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

7. LOANS PAYABLE

	MARCH 31	DECEMBER 31
	2003	2002
Repayable on January 2, 2003 with interest at 20% per annum	$361,226	$354,961
Repayable on demand at various interest rates	63,500	87,500
	424,726	442,461
Less: Current portion	424,726	442,461
	$-	$-

The $424,726 loan payable represents the amount advanced to date on a $2,000,000 credit facility. The loan is secured by a general security agreement.

8. MORTGAGE PAYABLE

	MARCH 31	DECEMBER 31
	2003	2002
The Company has arranged a conventional first mortgage financing secured by the land and improvements located at Hopcott Road in Delta, British Columbia. Advances under the mortgage bear interest at the rate of prime plus 5%, which is payable monthly. The mortgage is due on March 1, 2003.	$-	$1,868,000

9. LONG TERM DEBT

Obligations Under Capital Lease

	MARCH 31	DECEMBER 31
	2003	2002
MTC Leasing Inc.
Repayable $4,399 per month including interest at 19.886%, due October 1, 2004	64,486	73,352
MTC Leasing Inc.
Repayable $1,102 per month including interest at 9.533%, due February 1, 2005	21,574	24,109
WS Leasing Ltd.
Repayable $1,790 per month including interest at 18.470%, due October 1, 2005	42,726	45,383

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

9. LONG TERM DEBT (Continued)

	MARCH 31	DECEMBER 31
	2003	2002
Other
Various smaller lease obligations with a total monthly obligation, including interest, of $5,794 (2002 - $5,658)	$81,306	$92,844
	210,092	235,688

Other Long Term Obligations

CIBC Mortgage Corporation
Repayable $1,815 per month including interest at 7.6% per annum, due February 1, 2003, secured by Speen Road real estate	195,380	197,158
CIBC Mortgages Inc.
Advances under this mortgage bear interest at the rate of prime minus 0.5% per annum, payable monthly. The balance is due on July 1, 2005	570,167	575,969
Cove Mortgage Corporation
Interest only at a rate of 14.0% per annum, due February 1, 2004, secured by Speen Road real estate	300,000	300,000
CIBC Equipment Finance Limited
Repayable $9,950 per month including interest, due July 1, 2004	157,743	187,309
GE Capital Canada Inc.
Repayable $47,968 per month including interest at 12% per annum, due December 15, 2003	773,602	751,158
T&H Lemont
Repayable US$10,006 per month plus interest at prime plus 2%, due January 15, 2003	-	15,786
T&H Lemont
Repayable US$14,010 per month plus interest at prime plus 2%, due September 1, 2004	370,162	464,161
	2,367,054	2,491,541
	2,577,146	2,727,229
Less: Current portion	1,293,183	1,281,569
	$1,283,963	$1,445,660

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

9. LONG TERM DEBT (Continued)

The repayment requirements on the long term debt are as follows:

		OTHER
	CAPITAL	LONG TERM
	LEASES	DEBT
2003	$887,337	$405,846
2004	$79,474	$166,444
2005	$16,882	$24,560
2006	$-	$26,389
2007	$-	$28,353

10. SHARE CAPITAL

a) Authorized

An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 50,000,000 have been designated Series 1, 5,000,000 have been designated Series 2, and 5,000,000 have been designated Series 3.

b) Issued and Outstanding

	NUMBER OF SHARES	CONSIDERATION
Common Shares
Balance, December 31, 2001	65,009,121	$36,328,211
Issue of common shares	34,500,000	13,726,700
Issue of common shares on conversion of Series 2 preferred shares	3,022,250	3,491,700
Balance, December 31, 2002	102,531,371	53,546,611
Issue of common shares on conversion of Series 3 preferred shares	237,160	277,200
Balance, March 31, 2003	102,768,531	$53,823,811

- 20 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

10. SHARE CAPITAL (Continued)

b) Issued and Outstanding (Continued)

	NUMBER OF SHARES	CONSIDERATION
Preferred Shares - Series 2
Balance, December 31, 2001	3,925,000	$3,491,700
Converted to common shares	(3,925,000)	(3,491,700)
Balance, December 31, 2002	-	$-
Preferred Shares - Series 3
Balance, December 31, 2002 and 2001	2,261,114	$2,040,003
Converted to common shares	(308,000)	(277,200)
Balance, March 31, 2003	1,953,114	$1,762,803
Total Share Capital		$55,586,614

The Series 3 Preferred Shares are convertible at the rate of 0.77 of a common share for each Preferred Share. The preferred shares are convertible for a period of two years at the option of the holder. The preferred shares are also convertible at the option of the Company if the closing price of the common shares on the TSX Venture Exchange averages at least $2.50 per Preferred Share. On the second anniversary date of the issuance of the Preferred Shares, the Preferred Shares will be automatically converted into common shares.

Dividends on Series 3 Preferred Shares are cumulative and will accrue at an annual rate equal to 12%. Dividends will be payable in quarterly instalments on each dividend date, subject to legal limits under Canadian law.

c) Escrow Shares

Of the Company's issued and outstanding shares, 18,432,214 are held in escrow to be released on the basis of 1,084,248 shares every six months commencing August 21, 2002, increasing to 2,168,496 every six months commencing February 21, 2004.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

10. SHARE CAPITAL (Continued)

d) As at March 31, 2003, the Company had the following outstanding directors' and employees' stock options:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
2,600,000	$0.88	October 6, 2003

e) As at March 31, 2003, the Company had outstanding non-transferable share purchase warrants for the purchase of additional shares as follows:

NUMBER	EXERCISE PRICE		EXPIRY DATE
OF SHARES	YEAR 1	YEAR 2	YEAR 1	YEAR 2
651,057		$1.30		June 1, 2003
1,000,000		$0.89		August 17, 2003
1,550,000		$1.30		August 17, 2003
325,500		$1.30		September 8, 2003
6,000,000	$0.28	$0.28	August 16, 2003	August 16, 2004
5,000,000	$0.40	$0.40	August 12, 2003	August 12, 2004
10,000,000	$0.68	$0.68	October 21, 2003	October 21, 2004
2,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
5,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
1,500,000	$0.38	$0.38	October 21, 2003	October 21, 2004
5,000,000	$0.38	$0.38	October 21, 2004	October 21, 2004

f) As at March 31, 2003, the Company's 65% owned subsidiary, Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of Canadian Hi-Tech, or after March 1, 1996 at the option of the preferred shareholder who has agreed not to request Canadian Hi-Tech to redeem its shares until all of the performance and escrow shares, referred to in Note 10(c), have been earned out of escrow.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

11. INCOME TAXES

The Company has non-capital losses for income tax purposes of $15,851,136 which may be available to reduce taxable income in future years. The potential benefit of these losses has not been recognized as a future income tax benefit, as currently these amounts are less than likely to be realized. These losses expire as follows:

2003	$1,829,520
2004	2,586,675
2005	2,079,518
2006	2,361,252
2007	3,105,450
2008	1,573,186
2009	2,315,535
$15,851,136

12. RELATED PARTY TRANSACTIONS

a) During the period, a company controlled by an officer was paid management fees of $18,000 (2002 - $18,000). In addition, a company controlled by a member of the family of the same director was paid rent of $19,500 (2002 - $19,500).

b) During the period, the Company paid directors' and officers' fees of $18,000 (2002 - $3,611).

c) Loan payable of $361,226 described in Note 7 is owing to a company controlled by a relative of a director.

d) The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. During the period ended March 31, 2003, $Nil (2002 - $Nil) was paid pursuant to the terms of the agreement.

e) IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International. As a result, shareholders of the Company will have an opportunity to acquire a direct interest in IHI-International which will hold the right to use the technology in all parts of the world other than Canada.

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INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

12. RELATED PARTY TRANSACTIONS

f) During the period, the Company received deposits related to joint venture option agreements totalling US$200,000 (2001 - US$0) from a company controlled by a relative of a director.

13. CONTINGENCIES

a) Interim agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

b) A demand has been made by General Electric Capital Canada Inc. for payment by the Company of $1,139,668 in relation to the Company's purchase of a Flexible Panel Welding System. Following the demand, $400,000 was released to General Electric Capital Canada Inc. from the letter of credit originally provided by the Company. The Company disputes that its lease contract with General Electric Capital Canada Inc. is in default, and has commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North American Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system.

An amount of $87,644 has been recorded in accounts payable as a reasonable estimate of the amount due to Fanuc Robotics Canada Ltd. An amount of $751,158, payable to General Electric Capital Canada Inc., is recorded in long term debt. There is a reasonable possibility that the potential maximum amount payable will be approximately $781,000, which includes the $751,158 presently recorded in long term debt.

- 24 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

14. FINANCIAL INSTRUMENTS

a) Fair Value Disclosure

The carrying amounts of certain of the Company's financial instruments, including cash and short term deposits, notes receivable and accrued interest, prepaid expenses, accounts payable and accrued liabilities, and other amounts payable, approximate their fair value due to their short maturities.

The carrying value of long term debt approximates its carrying value since the amounts bear interest at floating market interest rates.

b) Foreign Currency Risk

The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company manages this risk by monitoring these international cash flows.

15. ECONOMIC DEPENDENCE

Approximately 8% (2002 - 0%) of the non-refundable fees and deposits for license rights added to deferred revenue during the periods were received from one potential joint venture partner.

16. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

The following summarize adjustments made to previously reported amounts:

	2003	2002
Deficit, Beginning of period, as previously reported	$(21,039,265)	$(18,527,503)
Restatements
Reversal of revenue from license rights (a)	(13,763,309)	(9,954,863)
Increase in gain on cancellation of license rights (a)	3,507,141	213,302
Gain (Loss) on issue of shares by subsidiary company (b)	1,158,798	1,158,798
Minority interest in (income) loss of subsidiary (c)	2,589,448	2,058,189
Deficit, Beginning of period, as restated	$(27,547,187)	$(25,052,077)

- 25 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

16. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS (Continued)

The restatement had the following effects on assets and liabilities as previously reported as at March 31, 2003 and December 31, 2002:

	MARCH 31		DECEMBER 31
	2003		2002
	CASH DEPOSITS RECEIVED RELATED TO JOINT VENTURE OPTION AGREEMENTS	MINORITY INTEREST	CASH DEPOSITS RECEIVED RELATED TO JOINT VENTURE OPTION AGREEMENTS	MINORITY INTEREST
Balance as previously reported	$-	$3,435,222	$-	$3,726,364
Increase in cash deposits received related to joint venture option agreements (a)	12,097,082	-	10,256,168	-
Decrease in minority interest (b), (c) and (d)	-	3,435,222	-	3,726,364
Balance, as restated	$12,097,082	$-	$10,256,168	$-

The restatement had the following effects on loss and loss per share, as previously reported for the three months ended March 31, 2003 and 2002:

	THREE MONTHS ENDED
	MARCH 31
	2003	2002
Loss, as previously reported	$(297,946)	$(968,358)
Restatements
Reversal of revenue from license rights (a)	(1,840,914)	-
Minority interest in (income) loss of subsidiary (c)	726,886	(49,374)
Loss, as restated	$(1,411,974)	$(1,017,732)

Loss per share increased from $0.00 to $0.01 as a result of the restatement of the three month ended March 31, 2003. There was no change in loss per share for the three months ended March 31, 2002.

- 26 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

16. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS (Continued)

The Company's consolidated financial statements have been restated as summarized below:

a) Non-Refundable Fees and Deposits from License Rights

The Company had previously reported revenue from non-refundable fees and deposits for license rights received as a result of entering into memorandums of understanding with potential joint venture partners at the time these payments were received. Management has now determined that these payments should have been recorded in the accounts as cash deposits received related to joint venture option agreements, and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined to occur upon the formation of a joint venture, and the Company's ability to deliver the technology to exploit the license. The non-refundable fees and deposits relating to memorandums of understanding which have been cancelled by the Company should have been recorded as a gain on cancellation of license rights in the period that the notice of cancellation was issued. Accordingly, revenue from license rights has been reduced by $1,840,914 and $Nil for the periods ended March 31, 2003 and 2002 respectively, and decreased by $9,954,863 for the fiscal years 2001 and prior through adjustment of the opening deficit at January 1, 2002. Gain on cancellation of license rights has been increased by $Nil and $Nil for the periods ended March 31, 2003 and 2002 respectively, and increased by $213,302 for the fiscal years 2001 and prior through adjustment of the opening deficit at January 1, 2002.

b) Gain (Loss) on Issue of Treasury Shares by Subsidiary Company

As a result of the restatement as cash deposits received related to joint venture option agreements of revenue from license rights previously recorded by the Company's subsidiary, IHI International Holdings Ltd., and the resulting decrease in the net asset value of the subsidiary, the previously reported loss of $37,368 on the sale of treasury shares by the subsidiary for the year ended December 31, 2001 has been corrected to a gain of $825,717 (a resulting difference of $863,085). In addition, the previously reported gain on sale of treasury shares of subsidiary for the year ended December 31, 1997 has increased by $295,713 to $390,863.

c) Minority Interest in (Income) Loss of Subsidiary

As a result of the restatement as cash deposits received related to joint venture option agreements of revenue previously from license rights recorded by the Company's subsidiary, IHI International Holdings Ltd., the previously reported minority interest in (income) loss of subsidiary has been reduced by $726,886 and ($49,374), respectively, for the periods ended March 31, 2003 and 2002, and decreased by $2,058,189 for the fiscal years 2001 and prior through adjustment of the deficit at January 1, 2002.

- 27 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited - see Notice to Reader)

16. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS (Continued)

d) Minority Interest Deficit Relating to Dividends

As a result of the adjustments described in (a), (b) and (c) above, dividends paid to the minority shareholders of the Company's subsidiary, IHI International Holdings Ltd., have exceeded the amount of the net equity of the Company's subsidiary attributable to minority shareholders by $1,039,910 at March 31, 2003, and $21,882 at December 31, 2002. This amount is recorded as a reduction to shareholders' equity as the Company anticipates its recovery from the minority shareholders' share of future net income generated by the subsidiary.

17. SUBSEQUENT EVENT

Subsequent to March 31, 2003, the loan payable, in the amount of $361,226, described in Note 7 was repaid in full.

- 28 -

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:
Schedule A
X	Schedules B and C

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Hi-Tech Industries Inc.	March 31, 2003	2003/09/25
ISSUER'S ADDRESS
1096 West 10th Avenue
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver BC	V6H 1H8	(604) 734-8300	(604) 733-5400
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Roger Rached	President	(604) 733-5400
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@ihiintl.com or info@ihi.ca	www.ihiintl.com or www.ihi.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Owen A. Anderson	Owen A. Anderson	2003/09/25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Thomas Po	Thomas Po	2003/09/25
FIN 51-901f Rev. 2000/12/19

- 29 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

QUARTERLY REPORT

MARCH 31, 2003

Schedule A: Financial Information

See attached financial statements and schedule of deferred project development costs.

Schedule B: Supplementary Information

1. See attached financial statements.

2. a) Securities issued during the period:

237,160 common shares on conversion of 308,000 Series 3 Class B preferred shares

b) Stock options granted during the period:

None

3. a)

			Issued
Class	Par Value	Authorized	Number	Amount
Common	Without par value	Unlimited number	102,768,531	$53,823,811
Class A Preferred	Without par value	Unlimited number	-	$-
Class A Preferred	Without par value	Unlimited number	1,953,114	$1,762,803

b) See Notes 9(d) and 9(e) to the attached financial statements.

c) See Note 9(c) to the attached financial statements.

d) List of Directors:

Evelyne Schmeler
Ferdinand Rauer
Thomas Po
Lawry Trevor-Deutsch
Dr. Rene Abi-Rached
Omar Take
Dr. Owen A. Anderson
Larry Coston

- 30 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

QUARTERLY REPORT

MARCH 31, 2003

e) List of Officers:

Roger A. Rached - President and Chief Executive Officer
Dr. Owen A. Anderson - Chief Financial Officer
Dr. Rene Abi-Rached - Chief Operating Officer
Omar Take - Chief Project Officer
Stephen D. Wortley - Secretary
Cary Green - Vice President of Business Development for Canada

- 31 -

INTERNATIONAL HI-TECH INDUSTRIES INC.

OTHER FINANCIAL INFORMATION

THREE MONTHS ENDED MARCH 31, 2003

1.	Deferred Project Development Costs
	Balance, December 31, 2002	$4,638,737
	Additions during the period
	Show home	1,989
	Balance, March 31, 2003	$4,640,726
2.	General Expense
	Sundry	$2,240
	Printing	-
	Courier	1,390
	Government fees	1,789
	Office supplies	15,064
	Equipment leasing	10,677
	Utilities	32,747
		$63,907
3.	Investor Relations and Product Representation Costs
	Susan Hahn & Associates (3 months at US$1,500)	$6,833
4.	Travel and Business Promotion
	Meals and entertainment	$16,908
	Travel	30,579
	Veda S.A. Consult reimbursable expenses and other costs related to the Luxembourg Show Home	38,287
		$85,774

- 32 -

SCHEDULE C

MANAGEMENT DISCUSSION

Restatement

Management's Discussion and Analysis (MD&A) should be read in conjunction with the audited consolidated financial statements as restated on September 8, 2003.

The MD&A has been revised and restated from the previously issued MD&A of May 28, 2003 to reflect the restatement of the audited consolidated financial statements. The restatement arose from:

(a) Non-Refundable Fees and Deposits from License Rights

International Hi-Tech Industries Inc. (the "Corporation") had previously reported revenue from non-refundable fees and deposits for license rights received as a result of entering into memorandums of understanding with potential joint venture partners at the time these payments were received. Management has now determined that these payments should have been deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Corporation has determined to occur upon the formation of a joint venture, and the Corporation's ability to deliver the technology to exploit the license. The non-refundable fees and deposits relating to memorandums of understanding which have been cancelled by the Corporation should have been recorded as a gain on cancellation of license rights in the period that the notice of cancellation was issued. Accordingly, revenue from license rights has been reduced by $1,840,914 and $Nil for the periods ended March 31, 2003 and 2002 respectively, and decreased by $9,954,863 for the fiscal years 2001 and prior through adjustment of the opening deficit at January 1, 2002. Gain on cancellation of license rights has been increased by $Nil and $Nil for the periods ended March 31, 2003 and 2002 respectively, and increased by $213,302 for the fiscal years 2001 and prior through adjustment of the opening deficit at January 1, 2002.

- 33 -

(b) Gain (Loss) on Issue of Treasury Shares by Subsidiary Company

As a result of the restatement as deposits received related to joint venture option agreements of revenue from license rights previously recorded by the Corporation's subsidiary, IHI International Holdings Ltd. ("IHI International"), and the resulting decrease in the net asset value of the subsidiary, the previously reported loss of $37,368 on the sale of treasury shares by the subsidiary for the year ended December 31, 2001 has been corrected to a gain of $825,717 (a resulting difference of $863,085). In addition, the previously reported gain on sale of treasury shares of subsidiary for the year ended December 31, 1997 has increased by $295,713 to $390,863.

(c) Minority Interest in (Income) Loss of Subsidiary

As a result of the restatement as deposits received related to joint venture option agreements of revenue previously from license rights recorded by IHI International, the previously reported minority interest in (income) loss of subsidiary has been reduced by $726,886 and ($49,374), respectively, for the periods ended March 31, 2003 and 2002, and decreased by $2,058,189 for the fiscal years 2001 and prior through adjustment of the deficit at January 1, 2002.

(d) Minority Interest Deficit Relating to Dividends

As a result of the adjustments described in (a), (b) and (c) above, dividends paid to the minority shareholders of IHI International, have exceeded the amount of the net equity of the Corporation's subsidiary attributable to minority shareholders by $1,039,910 at March 31, 2003, and $21,882 at December 31, 2002. This amount is recorded as a reduction to shareholders' equity as the Corporation anticipates its recovery from the minority shareholders' share of future net income generated by the subsidiary.

Financial Statement Restatement

The Corporation previously recognized non-refundable fees and deposits pursuant to memorandums of understanding on a cash basis. The Corporation has now restated its previously issued financial statements for the quarter ended March 31, 2003 to record as deposits received related to joint venture option agreements, non-refundable fees and deposits generated pursuant to memorandums of understanding entered into with potential joint venture partners and which continue in good standing. Non-refundable fees and deposits relating to memorandums of understanding which have been cancelled by the Corporation have been recorded as revenue at the time that notice of cancellation was issued.

The effects of the restatement are as follows:

Consolidated Balance Sheet

MARCH 31, 2003
Deposits Received Related to Joint Venture Option Agreements
As previously reported	$-
As restated	12,097,082
Minority Interest
As previously reported	3,435,222
As restated	-
Minority Interest Deficit Relating To Dividends
As previously reported	-
As restated	(1,039,910)
Deficit
As previously reported	(21,401,786)
As restated	(29,023,736)

Consolidated Statement of Operations and Deficit

MARCH 31, 2003
Revenue From License Rights
As previously reported	$1,840,914
As restated	-
Income (Loss) Before The Following
As previously reported	428,940
As restated	(1,411,974)

- 34 -

Consolidated Statement of Operations and Deficit (Continued)

MARCH 31, 2003
Loss On Issue Of
Treasury Shares
By Subsidiary
Company
As previously reported	$-
As restated	-
Minority Interest In (Income) Loss Of Subsidiary
As previously reported	(726,886)
As restated	-
Loss For The Period
As previously reported	(297,946)
As restated	(1,411,974)
Deficit, Beginning Of Period
As previously reported	(21,039,265)
As restated	(27,547,187)
Deficit, End Of Period
As previously reported	(21,401,786)
As restated	(29,023,736)
Loss Per Share
As previously reported	(0.01)
As restated	(0.01)

Consolidated Statement of Cash Flows

MARCH 31, 2003
Loss For The Period
As previously reported	$(297,946)
As restated	(1,411,974)
Loss On Issue Of
Treasury Shares
By Subsidiary
Company
As previously reported	-
As restated	-
Minority Interest In Income (Loss) Of Subsidiary
As previously reported	726,886
As restated	-
Cash Flows From Operating Activities
As previously reported	961,127
As restated	(879,787)
Cash Deposits Received Related to Joint Venture Option Agreements
As previously reported	-
As restated	1,840,914
Cash Flows From Financing Activities
As previously reported	(3,118,421)
As restated	(1,277,507)

Amounts that follow in this MD&A have been amended to reflect the restatement as set out above.

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through IHI International.

- 35 -

The Canadian rights to the Technology are held by the Corporation pursuant to a licence agreement which terminates on March 16, 2092. The international rights to the Technology are held by IHI International pursuant to a licence agreement which terminates on October 4, 2093.

During the first quarter of 2003, the Corporation has maintained its focus and commitment to complete the installation of automated welding and cutting systems at the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia (the "Hopcott Road Property").

The Corporation has continued to demonstrate the attractiveness of its Technology and its export-oriented business. During the quarter, the Corporation earned revenue of $85,425.

The Corporation has restated its previously issued financial statements for the quarter ended March 31, 2003 to record as deposits received related to joint venture option agreements, non-refundable fees and deposits generated pursuant to memorandums of understanding entered into with potential joint venture partners. In the aggregate, the restatement reduced revenue from $1,840,914 to nil and increased deposits received related to joint venture option agreements from nil to $12,097,082. The restatement also increased the loss for the year from $297,946 to $1,411,974.

Management is committed to enhancing the financial return on the Corporation's $41.7 million of assets, primarily invested in its nearly completed permanent manufacturing facility located in Delta, British Columbia. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

Manufacturing Facility

The building for the permanent manufacturing facility (the "Facility") is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC, which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of July 2003. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by FANUC. See "Legal Proceedings" below.

The web site at http:///www.ihi.ca is frequently updated with pictures detailing the construction process at the Facility.

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

As announced on May 20, 2003, the Corporation has produced more road panels and trailers and has manufactured its first industrial mobile factory. Though no material income has been derived from these projects, the Corporation is negotiating various sizeable projects for execution after July 31, 2003, the date the Corporation anticipates to be in full capacity production.

- 36 -

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5,584,151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5,862,639 and 5,785,904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

On May 20, 2003, the Corporation announced that patents have been granted in Brazil.

Operations

The Corporation had a net loss of $1,411,974 for the three months ended March 31, 2003, as compared to a net loss of $1,017,732 for the three months ended March 31, 2002.

As at the end of the first quarter of 2003, the Corporation had retained 29 interim licence agreements that call for the establishment of up to 33 Hi-Tech Factories.

Interest and foreign exchange expenses increased from $258,246 for the three months ended March 31, 2002 to $434,403 for the three months ended March 31, 2003, as a result of the fluctuation in exchange rate between United States and Canadian dollars. Consulting Fees increased from $10,613 for the three months ended March 31, 2002 to $70,771 for the three months ended March 31, 2003, resulting from consulting services relating to project design work. Finder's, loan guarantee and commitment fees increased from $28,439 for the three months ended March 31, 2002 to $156,085 for the three months ended March 31, 2003, resulting from the payment of finder's fees relating to license agreements.

Capital Requirements, Resources and Liquidity

As at March 31, 2003 the Corporation had working capital of $7,596,777. Of the current assets which total $10,070,786, $210,786 is restricted cash which relates to the dividend fund for its Series 3 Preferred Shares. Of the current liabilities, (i) $1,868,000 is represented by the mortgage advance that is repayable to Highland Pacific Mortgage Corporation (now repaid), and (ii) $354,961 is represented by a loan from a related party. Of the current assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

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As at March 31, 2003, the Facility, including the land on which the Facility is located and the capital assets deployed at the Facility, had a book value of approximately $26.6 million.

The short to medium term outlook for the Corporation's liquidity is satisfactory. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing external sources of financing, the speed with which the Corporation will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Recent Developments

On May 20, 2003, the Corporation announced that its mortgage on 7393 Hopcott Road, Delta, B.C. has been fully paid.

Investor Relations

Investor relations activities are conducted through Susan Hahn & Associates for a retainer of U.S.$1,500 per month.

Related Party Transactions

The following are the only transactions that occurred during the first quarter of 2003 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

  On January 13, 2003, Garmeco International Consulting Engineers S.A.L. ("Garmeco"), a company owned by the President's parents, entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Greater Hashemite Kingdom of Jordan. Garmeco has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance;

  On January 14, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Republic of France. Garmeco has paid a $100,000 deposit on account of the license fee. The Memorandum of Understanding is subject to regulatory acceptance; and

  On January 15, 2003, Garmeco entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The United Kingdom. Garmeco is required to pay $100,000 on account of the license fee on or before June 30, 2003. The Memorandum of Understanding is subject to regulatory acceptance.

Material Contracts

During the first quarter of 2003, the only material contracts entered into by the Corporation are the ones described under "Related Party Transactions".

A complete description of the Material Contracts are in the Corporation's Annual Report on Form 20-F, filed on SEDAR. The Form 20-F is available at the SEDAR internet web site (www.sedar.com).

Legal Proceedings

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation.

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Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding.

The Corporation is aware of settlement discussions involving the parties to the Genesee Action. See second quarter report for fiscal 2002 for a description of the Genesee Action.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: June 18, 2004

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO
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